Exhibit (a)(1)(N)

SkyAI Tender Offer: Frequently Asked Questions

Last updated: October 30, 2026

SkyAI, Inc. is offering to buy the securities listed below on the terms in its Tender Offer Statement on Schedule TO filed with the SEC on October 16, 2026, as amended (“Schedule TO” and together with the terms below, the “Offer”). References below are to the Offer to Purchase dated October 16, 2026, as amended on October 29, 2026, which is Exhibit (a)(1)(A) to the Schedule TO (“Offer to Purchase”) linked here: https://www.sec.gov/Archives/edgar/data/1737995/000149315226049311/formsctoia.htm

●	Up to 95% of its common stock at $3.00 per share.
●	Up to 100% of each class of its cash pre-funded warrants and cryptocurrency pre-funded warrants at $3.00 per warrant, less the $0.0001 exercise price.
●	Up to 100% of each class of its cash stapled warrants and cryptocurrency stapled warrants at $0.17 per warrant.
●	Up to 95% of its strategic warrants at $3.00 per warrant, less the $0.0001 exercise price.

The Offer will expire at one minute after 11:59 P.M., New York City time, on November 12, 2026, unless we extend it (such date and time, as they may be extended, the “Expiration Date”) or earlier terminate it.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for administrative reasons for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

The amended Offer to Purchase, the Letters of Transmittal and the other tender offer materials are also available at https://www.skyai.co/investors/tender-offer-materials.

How many Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants and Cryptocurrency Stapled Warrants will the Company purchase in the Offer?

We are offering to purchase up to an aggregate of 48,311,489 Shares, including associated Rights attached thereto, up to 5,137,615 Cash Pre-Funded Warrants to purchase shares of Common Stock, up to 10,463,001 Cryptocurrency Pre-Funded Warrants to purchase shares of Common Stock, up to 3,955,293 Strategic Warrants to purchase shares of Common Stock, up 41,054,034 Cash Stapled Warrants to purchase shares of Common Stock and up to 22,159,638 Cryptocurrency Stapled Warrants to purchase shares of Common Stock in the Offer.

What will the purchase price for the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants and Cash Stapled Warrants and Cryptocurrency Stapled Warrants be and what will be the form of payment?

The purchase price for the Shares and Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants and Strategic Warrants will be $3.00 per share (less $0.0001 in the case of the Pre-Funded Warrants and Strategic Warrants) and in the case of the Cash Stapled Warrants and Cryptocurrency Stapled Warrants will be $0.17 per Stapled Warrant (collectively, the “Purchase Price”). If your Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants are purchased in the Offer, we will pay you the Purchase Price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. See Section 1 and Section 5 of the Offer to Purchase filed on October 29, 2026 (the “Offer to Purchase”). Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment.

How long do I have to tender my Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants? Can the Offer be extended, amended or terminated?

You may tender your Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants until the Offer expires. The Offer will expire at one minute after 11:59 P.M., New York City time, on November 12, 2026, unless we extend it (such date and time, as they may be extended, the “Expiration Date”) or earlier terminate it. When used together with a specific time, the term Expiration Date refers to the date on which the Offer expires. See Section 1 of the Offer to Purchase. We may choose to extend the Offer at any time and for any reason, subject to applicable laws. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See Section 1 and Section 15 of the Offer to Purchase.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for administrative reasons for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

How do I tender my Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants?

If you want to tender all or part of your Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants you must do one of the following before the Expiration Date:

● if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender your Shares for you. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners desiring to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer;

● if you hold Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants in book-entry form registered in your own name, complete and sign a Letter of Transmittal for Common Stock or Letter of Transmittal for Pre-Funded Warrants and Strategic Warrants or Letter of Transmittal for Stapled Warrants, as applicable, according to its instructions, and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to MacKenzie Partners, Inc., the Depositary for the Offer, at the address appearing on the back cover page of this Offer to Purchase;

● if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this Offer to Purchase, tender your Shares according to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase; or

● if you are a holder of warrants (other than the Pre-Funded Warrants, Strategic Warrants or Stapled Warrants) or options you may exercise your warrants or options and tender any of the Shares issued upon such exercise. You must exercise your warrants or options sufficiently in advance of the Expiration Date to receive your Shares in order to tender them in the Offer. An exercise of a warrant or an option cannot be revoked, even if Shares received upon the exercise thereof are tendered in the Offer but are not purchased in the Offer for any reason.

We are not making the Offer to, and will not accept any tendered Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants from, shareholders or warrantholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion and subject to applicable law, take any actions necessary for us to make the Offer to shareholders and warrantholders in any such jurisdiction.

You may contact the Information Agent or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent is set forth on the back cover of this Offer to Purchase. See Section 3 of the Offer to Purchase and the Instructions to the applicable Letter of Transmittal.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from NASDAQ or to stop being subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is a condition of our obligation to purchase Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants pursuant to the Offer that we determine that there is not a reasonable likelihood that such purchase will cause the shares to be subject to delisting from NASDAQ. See Section 7 of the Offer to Purchase. Our Common Stock is registered under Section 12(b) of the Exchange Act, and therefore we are subject to the reporting requirements of the Exchange Act. Our Common Stock will continue to be registered under Section 12(b) of the Exchange Act following the completion of the Offer in accordance with its terms and conditions. See Section 12 of the Offer to Purchase.

How did the Company sell its Solana? What was the average price that the Company’s Solana was sold at?

We held more than two million SOL in mid-September (DEFA14A filed September 14, 2026). We sold all of it and completed the sales on October 16, 2026. In the weeks leading up to the commencement of the Offer, the Company sold approximately 2 million SOL at an average price net of fees of $107.20 per SOL. This average price per unit is based on the average sales between our liquid and locked SOL, net of fees, spread between BitGo, Anchorage and Coinbase.

The Company currently holds approximately $223 million in cash and has completed the sale of all of its SOL in the prior weeks. The Company no longer holds any SOL and after the Offer is closed the Company will not be repurchasing SOL.

See Section 10 of the Schedule TO and the Company’s press release dated October 27, 2026 (Exhibit (a)(1)(J) to the Schedule TO).

What is the direction of the Company after the tender?

After the Offer, we intend to use our remaining cash to develop and launch our agentic AI financial platform, to pay our operating expenses, and to meet our existing obligations.

When will the Company pay for the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants I tender?

We will pay the Purchase Price, less any applicable withholding taxes and without interest, for the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants we purchase promptly after the Expiration Date. We will announce the preliminary results of the Offer, including preliminary information about any expected proration, on the next business day following the Expiration Date. We do not expect to announce the final results of any proration and to begin paying for tendered Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants until after the Expiration Date. We will pay for the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants accepted for purchase by depositing the aggregate Purchase Price with the Depositary promptly after the Expiration Date. The Depositary will act as your agent and will transmit to you the payment for all of your Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants accepted for payment. See Section 1 and Section 5 of the Offer to Purchase.

What are the U.S. federal income tax consequences if I tender my Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants?

Generally, if you are a U.S. Holder (as defined in Section 14 of the Offer to Purchase), your receipt of cash from us in exchange for the Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants, Strategic Warrants, Cash Stapled Warrants or Cryptocurrency Stapled Warrants you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares, Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants or Strategic Warrants (which, for federal income tax purposes, should all be treated the same as “Shares” and thus references to “Shares” below are deemed to include the Cash Pre-Funded Warrants, Cryptocurrency Pre-Funded Warrants or Strategic Warrants) will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by us or as a distribution from us in respect of Shares. The cash you receive for your Cash Stapled Warrants or Cryptocurrency Stapled Warrants will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of such Cash Stapled Warrants or Cryptocurrency Stapled Warrants. See Section 14 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer.

If you are a Non-U.S. Holder (as defined in Section 14 of the Offer to Purchase), subject to applicable law, the Company does not intend to withhold U.S. federal income tax from payments made to you pursuant to the Offer. See Section 14 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Non-U.S. Holders are urged to consult their tax advisors regarding the tax consequences to Non-U.S. Holders of the Offer including (but not limited to) the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Who can I talk to if I have questions?

If you have any questions regarding the Offer, please contact MacKenzie Partners at +1 (800) 322-2885 or +1 (212) 929-5500, or tenderoffer@mackenziepartners.com.

MacKenzie Partners, Inc. (“MacKenzie”) has been retained by SkyAI, Inc. as its designated Depositary and Information Agent for the tender offer. As Depositary and Information Agent, MacKenzie sends the offer materials and DocuSigns to security holders, receives completed tender documents and answers questions about the tender offer. MacKenzie does not make any recommendation on whether you should tender.

SkyAI’s transfer agent is VStock Transfer, LLC (“VStock”). VStock keeps SkyAI’s register of shareholders. If you hold your shares in your own name and not through a broker, your shares are held in VStock.